Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Copy of a press release entitled “PLDT, ASIA DIRECT CABLE consortium partners to build new Asia Pacific submarine cable”.

June 11, 2020

Philippine Stock Exchange, Inc.

Disclosure Department

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with a copy of press release attached thereto entitled “PLDT, ASIA DIRECT   CABLE consortium partners to build new Asia Pacific submarine cable”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes R. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

June 11, 2020

Securities & Exchange Commission

G/F Secretariat Building,

PICC Complex, Roxas Boulevard,

Pasay City 1307

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a copy of press release attached thereto entitled “PLDT, ASIA DIRECT   CABLE consortium partners to build new Asia Pacific submarine cable”.

Very truly yours,

/s/Ma. Lourdes R. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,587 As of May 31, 2020	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	88168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	June 11, 2020
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PLDT, ASIA DIRECT CABLE consortium partners to build new Asia Pacific submarine cable

MANILA, Philippines, June 11, 2020 — PLDT Inc. (PSE:  TEL)  (NYSE:  PHI) today announced that the Asia Direct Cable (ADC) Consortium, of which it is a member, is building a high-performance submarine cable connecting the Philippines, China (Hong Kong SAR and Guangdong Province), Japan, Singapore, Thailand and Vietnam. The consortium has selected NEC Corporation to construct the 9,400-kilometer long ADC cable, which is expected to be completed by the fourth quarter of 2022.

The ADC cable system will strengthen the resiliency of PLDT's international network by providing additional capacity for internet and digital services via a new route through the East and Southeast regions.

Its high capacity allows it to support increasingly bandwidth-intensive applications which are driven by technological advancements such as 5G, cloud services, the Internet-of-Things and Artificial Intelligence. It will also enhance the capabilities of PLDT's extensive fiber cable network which already spans over 338,000 kilometers across the archipelago and links the country to key destinations in different parts of the world.

“The ADC will further improve PLDT's network resiliency by strengthening its data links to Asia and the rest of the world. This will help PLDT to address the expanding demand for more digital services for both enterprises and our individual customers,” said PLDT Chief Revenue Officer and Smart President Al S. Panlilio.

The cable will feature multiple pairs of high capacity optical fibers and is designed to carry more than 140 Tbps of traffic, enabling high capacity transmission of data across the East and Southeast Asian regions. This will further enhance the expansion of communications networks in the region.

“Along with PLDT’s existing international submarine cable systems, Asia Direct Cable would complement to provide further diversity and resiliency to PLDT’s international network with the capability to boost the internet and data services that it provides to its customers,” said PLDT First Vice President and Head of International & Carrier Business Group, and President/CEO of PLDT Global Corporation Kat Luna-Abelarde.

PLDT Vice President and Head of International Submarine Cable Network Gene Sanchez added that the ADC will be part of the Company's network evolution to cater new technologies across the system and enable PLDT's network to work intelligently using software applications.

The ADC is a global consortium comprised of leading communications and technology companies, including CAT, China Telecom, China Unicom, Singtel, SoftBank Corp., Tata Communications and Viettel.

“The ADC system provides the highest cable capacity and necessary diversity for Asia's key information hubs, which will enable carriers and service providers to better plan their networks and services for a sustainable development,” said Chang Weiguo, one of ADC Co-Chairs from China Telecom.

ADC Co-Chair Mr. Koji Ishii of SoftBank also said, this new system will contribute to drive the Asian ICT business growth as one of the core infrastructure in the region and to meet the evolving marketplace. “As a leading submarine cable system vendor, NEC has successfully provided many trans-Asia submarine cable systems and making the company the most reliable choice for the ADC supply partner.

“As the supplier of the ADC Cable, NEC continues to support critical infrastructure in Asia. This advanced optical fiber submarine cable system will provide seamless connectivity to the countries it lands in and the regions it services,” said Atsushi Kuwahara, General Manager, Submarine Network Division, NEC Corporation. “NEC is impressed by the level of commitment from members of the ADC Consortium, and will fully capitalize on our regional expertise to support ADC and to ensure the successful completion of this project.”

XXX

PHOTO CAPTION (please refer to the attached for full size)

Caption: The Asia Direct Cable (ADC) spans 9,400 kilometers connecting the Philippines, China, Japan, Singapore, Thailand and Vietnam.

About PLDT

PLDT is the leading telecommunications and digital services provider in the Philippines. Through its principal business groups – fixed line, wireless and others – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Contact person:

Ramon R. Isberto

PLDT Spokesperson

Tel. No.: +63 2 5113101

Fax No.: +63 2 5113100

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Ma. Lourdes C. Rausa-Chan
Name	:	MA. LOURDES C. RAUSA-CHAN
Title	:	Corporate Secretary

Date:  June 11, 2020